__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 27 January 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	27 January 2005
Number	02/05

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED
31 DECEMBER 2004

BHP Billiton today released its production report for the quarter ended 31 December 2004. Unless otherwise stated, production volumes refer to BHP Billiton share.
  Record quarterly iron ore, metallurgical coal and manganese alloy production underpinned by continuing strong customer demand.

  Record quarterly natural gas production of 87.4 billion cubic feet following the commissioning of North West Shelf (Australia) fourth train in September 2004.

  Record quarterly silver production of 12.4 million ounces reflecting the benefits of a continuing debottlenecking program at Cannington (Australia).

  First oil production from the newly commissioned ROD (Algeria) field.

  Total Petroleum Products - Total production for the December 2004 quarter was 29.4 million barrels of oil equivalent, three per cent lower than the December 2003 quarter and five per cent higher than the September 2004 quarter.
    Oil and Condensate - Production for the December 2004 quarter was 12.2 million barrels, 18 per cent lower than the 14.9 million barrels produced in the December 2003 quarter. Production was lower due to natural field decline in Bass Strait, Laminaria, Griffin (all Australia), Liverpool Bay (UK) and Typhoon/Boris (USA). Higher downtime at Bass Strait, Laminaria and Wanaea/Cossack (Australia) and the divestment in February 2004 of our producing assets in Bolivia also impacted production for the quarter. This was partly offset by new production resulting from the commissioning of ROD (Algeria) in October 2004. Production for the quarter was one per cent lower than the 12.4 million barrels produced in the September 2004 quarter due to natural field decline at Bass Strait, Typhoon/Boris and higher downtime in Bass Strait, Laminaria and Wanaea/Cossack. This was partly offset by maintenance shutdowns in the previous quarter at Liverpool Bay and Bruce (UK) and new production from ROD.
    Natural Gas - Production for the December 2004 quarter was a record 87.4 billion cubic feet, 13 per cent higher than the 77.6 billion cubic feet produced in the December 2003 quarter. This was due to higher demand for Bass Strait gas and increased production from North West Shelf LNG following the commissioning of the 4th LNG Train in September 2004. Production for the December 2004 quarter was 13 per cent higher than the 77.2 billion cubic feet produced in the September 2004 quarter due to increased production from North West Shelf LNG with the commencement of the 4th LNG Train and the maintenance shutdowns at Liverpool Bay and Bruce in the previous quarter. This was partially offset by lower demand for Bass Strait gas due to seasonal conditions.
  Alumina - Production for the December 2004 quarter of 1.0 million tonnes was in line with the December 2003 quarter. Production was four per cent higher than the September 2004 quarter reflecting improving calciner performance at Worsley (Australia) and scheduled maintenance undertaken at Alumar (Brazil) in the previous quarter.

  Aluminium - Production for the December 2004 quarter was 338,000 tonnes, 10 per cent higher than the December 2003 quarter. This primarily reflects the ramp up of production from Hillside 3 (South Africa) which reached full commissioning in December 2003. December 2003 quarter production was also impacted by an electrical outage at Alumar. Production was in line with the September 2004 quarter.

  Copper - Production for the December 2004 quarter was 265,800 tonnes, 17 per cent higher than the December 2003 quarter. This mainly reflects restoration of full capacity and higher head grades at Escondida (Chile) and Tintaya (Peru), along with record production at Antamina (Peru) following the return to their normal mine plan after the removal of lakebed sediments. These increases were partly offset by the sale of the Group's interest in Highland Valley Copper (Canada) in January 2004. Production was seven per cent higher than the September 2004 quarter due to higher head grades at Tintaya, Antamina and Cerro Colorado and higher mill throughput at Escondida.
  Silver - Production for the December 2004 quarter was a record 12.4 million ounces, 24 per cent higher than the December 2003 quarter and five per cent higher than the September 2004 quarter. This mainly reflects record quarterly mill throughput at Cannington (Australia) resulting from a continuing debottlenecking program.

  Iron Ore - Production for the December 2004 quarter was a record 24.9 million tonnes, 15 per cent higher than the December 2003 quarter and 11 per cent higher than the September 2004 quarter. The increase reflects additional capacity following the completion of several expansion projects at Western Australian Iron Ore (Australia) and record production at Samarco (Brazil), underpinned by continuing strong customer demand. Western Australian Iron Ore shipments were a record 22.1 million tonnes in the December 2004 quarter.

  Metallurgical Coal - Production for the December 2004 quarter was a record 9.6 million tonnes, 14 per cent higher than the December 2003 quarter. This reflects record quarterly production at Queensland Coal (Australia) underpinned by strong customer demand and improved operating performance at Illawarra Coal (Australia). Production was four per cent higher than the September 2004 quarter. This primarily reflects higher production at Illawarra Coal following longwall changeouts at Appin and Elouera and industrial activity at Elouera in the September 2004 quarter.

  Manganese ore - Ore production for the December 2004 quarter was 1.4 million tonnes, 14 per cent higher than the December 2003 quarter. Production increased to meet strong customer demand in all markets, particularly China, Japan and Europe. Production was in line with the September 2004 quarter.

  Manganese alloys - Production for the December 2004 quarter was a record 207,000 tonnes, 13 per cent higher than the December 2003 quarter. This primarily reflects improved operating performance at Metalloys (South Africa) and increased production at TEMCO (Australia) in response to strong customer demand. Production was six per cent higher than the September 2004 quarter, reflecting improved operating performance at Metalloys.

  Diamonds - Production of 872,000 carats at Ekati (Canada) was 49 per cent lower than the December 2003 quarter. This decrease primarily reflects processing of lower grade ore in the December 2004 quarter after mining of a high grade zone in the Koala pipe was completed in the June 2004 quarter. Production was 12 per cent lower than the September 2004 quarter, primarily due to processing of lower grade ore in the current quarter.
  Energy Coal - Production for the December 2004 quarter was 21.4 million tonnes, seven per cent higher than the December 2003 quarter. This primarily reflects lower production in the December 2003 quarter at New Mexico Coal (USA), due to a planned major outage at a customer's power plant and a longwall move at San Juan underground. Production was eight per cent lower than the September 2004 quarter, primarily due to safety interventions at Ingwe's (South Africa) Douglas mine, adverse weather conditions at Cerrejon Coal (Colombia) and the impact of an excavator fire at Hunter Valley Coal (Australia) in the previous quarter.

  Nickel - Production for the December 2004 quarter was 19,700 tonnes, two per cent lower than the December 2003 quarter. This primarily reflects lower production at Yabulu (Australia) due to a planned plant wide shutdown in October 2004. Production was in line with the September 2004 quarter.
   Ferrochrome - Production for the December 2004 quarter was 271,000 tonnes, in line with both the December 2003 and September 2004 quarters.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			HALF YEAR ENDED		% CHANGE
							DEC Q04	DEC Q04	YTD 04
		DEC	SEPT	DEC	DEC	DEC	vs	vs	vs
		2003	2004	2004	2004	2003	DEC Q03	SEP Q04	YTD 03
PETROLEUM
Crude oil & condensate	('000 bbl)	14,877	12,366	12,190	24,556	30,389	-18%	-1%	-19%
Natural gas	(bcf)	77.57	77.19	87.35	164.54	162.76	13%	13%	1%
LPG	('000 tonnes)	200.51	231.03	216.07	447.10	399.84	8%	-6%	12%
Ethane	('000 tonnes)	25.25	27.75	27.20	54.95	52.57	8%	-2%	5%
Total Petroleum Products	(million boe)	30.24	28.03	29.38	57.41	62.37	-3%	5%	-8%

ALUMINIUM
Alumina	('000 tonnes)	1,050	1,000	1,036	2,036	2,103	-1%	4%	-3%
Aluminium	('000 tonnes)	308	339	338	677	590	10%	0%	15%

BASE METALS
Copper	('000 tonnes)	226.8	248.8	265.8	514.6	441.3	17%	7%	17%
Lead	(tonnes)	55,211	64,910	71,509	136,419	114,575	30%	10%	19%
Zinc	(tonnes)	45,912	23,851	20,918	44,769	95,006	-54%	-12%	-53%
Gold	(ounces)	32,085	30,132	31,247	61,379	61,255	-3%	4%	0%
Silver	('000 ounces)	9,980	11,769	12,353	24,121	20,576	24%	5%	17%
Molybdenum	(tonnes)	290	323	560	883	615	93%	73%	44%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	21,728	22,545	24,916	47,461	42,598	15%	11%	11%
Metallurgical coal	('000 tonnes)	8,445	9,277	9,629	18,906	17,544	14%	4%	8%
Manganese ores	('000 tonnes)	1,199	1,379	1,361	2,740	2,352	14%	-1%	16%
Manganese alloys	('000 tonnes)	183	195	207	402	330	13%	6%	22%
Hot briquetted iron	('000 tonnes)	527	-	-	-	1,023	-100%	0%	-100%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	1,704	986	872	1,858	3,256	-49%	-12%	-43%

ENERGY COAL
Energy coal	('000 tonnes)	19,978	23,245	21,389	44,634	41,112	7%	-8%	9%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	20.0	19.6	19.7	39.3	40.6	-2%	1%	-3%
Ferrochrome	('000 tonnes)	269	265	271	536	496	1%	2%	8%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					HALF YEAR ENDED
	BHP Billiton	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	Interest	2003	2004	2004	2004	2004	2004	2003
PETROLEUM
Production
Crude oil & condensate	(000 bbl)	14,877	14,341	13,297	12,366	12,190	24,556	30,389
Natural gas	(bcf)	77.57	76.47	85.11	77.19	87.35	164.54	162.76
LPG	('000 tonnes)	200.51	217.83	235.86	231.03	216.07	447.10	399.84
Ethane	('000 tonnes)	25.25	16.59	25.14	27.75	27.20	54.95	52.57
Total Petroleum Products	(million boe)	30.24	29.78	30.32	28.03	29.38	57.41	62.37

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	700	704	696	663	686	1,349	1,399
Suriname	45%	230	228	233	223	222	445	457
Alumar	36%	120	130	130	114	128	242	247
Total		1,050	1,062	1,059	1,000	1,036	2,036	2,103

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	151	169	167	173	171	344	286
Bayside	100%	46	45	46	46	46	92	93
Alumar	46.3%	36	44	45	44	45	89	67
Valesul	45.5%	11	11	11	11	11	22	22
Mozal	47%	64	64	64	65	65	130	122
Total		308	333	333	339	338	677	590

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	109.1	130.8	159.1	142.5	146.3	288.8	225.0
Tintaya (b)	100%	15.0	22.9	19.6	14.6	22.1	36.7	15.0
Antamina	33.8%	20.5	24.6	29.9	29.9	33.4	63.3	37.4
Highland Valley Copper (c)	33.6%	14.2	-	-	-	-	-	28.3
Selbaie (d)	100%	1.8	0.8	-	-	-	-	3.4
Total		160.6	179.1	208.6	187.0	201.8	388.8	309.1

Cathode ('000 tonnes)
Escondida	57.5%	21.8	21.7	21.8	21.9	22.2	44.1	43.2
Cerro Colorado	100%	33.0	28.1	31.3	28.3	30.4	58.7	66.1
Tintaya (b)	100%	9.0	9.3	8.7	9.3	9.1	18.4	18.0
Pinto Valley	100%	2.4	2.4	2.2	2.3	2.3	4.6	4.9
Total		66.2	61.5	64.0	61.8	64.0	125.8	132.2

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	55,211	70,838	64,472	64,910	71,509	136,419	114,575
Total		55,211	70,838	64,472	64,910	71,509	136,419	114,575

ZINC
Payable metal in concentate (tonnes)
Cannington	100%	11,692	13,589	13,493	10,968	13,956	24,924	26,542
Antamina	33.8%	27,026	19,099	15,545	12,883	6,962	19,845	54,959
Selbaie (d)	100%	7,194	2,506	-	-	-	-	13,505
Total		45,912	35,194	29,038	23,851	20,918	44,769	95,006

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	24,833	27,492	26,044	25,370	24,475	49,845	49,849
Tintaya (b)	100%	2,658	4,009	5,101	4,762	6,772	11,534	2,658
Selbaie (d)	100%	3,428	1,413	-	-	-	-	6,557
Highland Valley Copper (c)	33.6%	1,166	-	-	-	-	-	2,191
Total		32,085	32,914	31,145	30,132	31,247	61,379	61,255

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	8,287	10,485	9,471	10,339	11,025	21,364	17,464
Escondida	57.5%	550	614	720	604	639	1,243	1,111
Antamina	33.8%	494	588	662	692	503	1,195	929
Tintaya (b)	100.0%	170	239	200	134	186	319	170
Highland Valley Copper (c)	33.6%	163	-	-	-	-	-	323
Selbaie (d)	100%	316	138	-	-	-	-	579
Total		9,980	12,064	11,053	11,769	12,353	24,121	20,576

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	20	81	240	323	560	883	45
Highland Valley Copper (c)	33.6%	270	-	-	-	-	-	570
Total		290	81	240	323	560	883	615

CARBON STEEL MATERIALS
IRON ORE (e)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,707	6,031	5,084	6,157	6,611	12,768	13,346
Goldsworthy Joint Venture	85%	1,477	1,348	1,386	1,038	1,037	2,075	3,110
Area C Joint Venture	85%	1,048	1,768	2,519	2,990	4,358	7,348	1,389
Yandi Joint Venture	85%	9,005	8,429	8,046	8,767	9,238	18,005	17,684
Jimblebar	100%	1,520	1,647	1,566	1,675	1,622	3,297	3,142
Samarco	50%	1,971	1,862	1,936	1,918	2,050	3,968	3,927
Total		21,728	21,085	20,537	22,545	24,916	47,461	42,598

METALLURGICAL COAL (f)
Production ('000 tonnes)
BMA	50%	5,395	5,263	6,285	6,231	6,184	12,415	10,986
BHP Mitsui Coal (g)	80%	1,591	1,811	1,653	1,748	1,822	3,570	3,517
Illawarra	100%	1,459	1,458	1,346	1,298	1,623	2,921	3,041
Total		8,445	8,532	9,284	9,277	9,629	18,906	17,544

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (h)	60%	651	604	647	632	639	1,271	1,251
Australia (h)	60%	548	660	690	747	722	1,469	1,101
Total		1,199	1,264	1,337	1,379	1,361	2,740	2,352

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (h)	60%	122	116	131	121	136	257	215
Australia (h)	60%	61	63	72	74	71	145	115
Total		183	179	203	195	207	402	330

Refer footnotes on page 4.
CARBON STEEL MATERIALS (cont'd)
HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron (i)	100%	527	399	294	-	-	-	1,023

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	1,704	1,015	1,211	986	872	1,858	3,256

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,472	13,231	13,768	14,588	13,745	28,333	27,254
USA	100%	2,829	3,687	3,154	3,899	3,731	7,630	6,389
Australia	100%	2,054	2,318	2,590	2,595	2,189	4,784	3,810
Colombia	33%	1,623	2,043	1,982	2,163	1,724	3,887	3,659
Total		19,978	21,279	21,494	23,245	21,389	44,634	41,112

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	12.2	12.5	12.0	11.9	12.4	24.3	24.6
Yabulu	100%	7.8	8.7	7.9	7.7	7.3	15.0	16.0
Total		20.0	21.2	19.9	19.6	19.7	39.3	40.6

FERROCHROME
Saleable production ('000 tonnes)
South Africa (h)	60%	269	266	264	265	271	536	496

(a) Metal production is reported on the basis of payable metal.
(b) Sulphide production at Tintaya was suspended in January 2002 due to weak market conditions, and recommenced during August 2003.
(c) BHP Billiton sold its interest in Highland Valley Copper with effect from January 3, 2004.
(d) Production at Selbaie ceased in February 2004, in accordance with mine plan. Shipments ceased in May 2004.
(e) Iron ore production is reported on a wet tonnes basis.
(f) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(g) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(h) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i) Production was suspended at Boodarie Iron following an incident in May 2004 and the plant was placed on care and maintenance in November 2004.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2003	2004	2004	2004	2004	2004	2003
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	5,333	5,174	4,641	4,835	4,226	9,061	11,205
North West Shelf - condensate	1,204	1,352	1,367	1,330	1,274	2,604	2,695
North West Shelf - Wanaea/Cossack	1,675	1,519	1,357	1,475	1,272	2,747	3,279
Laminaria	966	928	803	597	472	1,069	2,117
Griffin	563	380	585	414	473	887	1,305
Pakistan	53	50	49	50	54	104	106
Typhoon/Boris	1,605	1,457	1,462	1,461	1,290	2,751	2,819
Americas	586	332	213	181	180	361	1,194
Liverpool Bay	2,061	1,926	1,788	1,344	1,858	3,202	4,385
Bruce/Keith	387	423	388	121	321	442	840
Ohanet (a)	444	800	644	558	432	990	444
ROD (b)	-	-	-	-	338	338	-
Total	14,877	14,341	13,297	12,366	12,190	24,556	30,389

NATURAL GAS (billion cubic feet)
Bass Strait	23.86	24.95	34.62	35.61	27.44	63.05	56.90
North West Shelf - Domestic	3.95	3.91	3.76	3.50	3.51	7.01	7.94
North West Shelf - LNG	14.93	13.74	15.43	17.78	22.36	40.14	31.67
Griffin	0.90	0.44	0.67	0.68	0.71	1.39	1.86
Moranbah Coal Bed Methane (c)	-	-	-	-	0.53	0.53	-
Illawarra Coal Bed Methane (d)	-	-	-	1.34	1.65	2.99	-
Pakistan	7.83	7.51	7.10	7.69	7.87	15.56	15.69
Typhoon/Boris	2.41	2.14	2.13	2.32	2.53	4.85	3.99
Americas	3.73	2.60	2.75	1.99	2.05	4.04	6.98
Bruce	8.52	9.27	8.29	2.23	7.25	9.48	17.29
Keith	0.08	0.17	0.20	0.03	0.14	0.17	0.19
Liverpool Bay	11.36	11.74	10.16	4.02	11.31	15.33	20.25
Total	77.57	76.47	85.11	77.19	87.35	164.54	162.76

LPG ('000 tonnes)
Bass Strait	130.02	111.26	136.52	145.85	127.70	273.55	280.21
North West Shelf	28.11	29.59	32.95	34.66	29.43	64.09	62.32
Bruce	17.71	18.40	18.64	6.63	18.03	24.66	31.83
Keith	0.31	0.82	0.63	0.30	0.62	0.92	1.12
Ohanet (a)	24.36	57.76	47.12	43.59	40.29	83.88	24.36
Total	200.51	217.83	235.86	231.03	216.07	447.10	399.84

ETHANE ('000 tonnes)	25.25	16.59	25.14	27.75	27.20	54.95	52.57

TOTAL PETROLEUM PRODUCTS	30.24	29.78	30.32	28.03	29.38	57.41	62.37
(million barrels of oil equivalent) (e)

(a) Ohanet commenced production in October 2003.
(b) ROD commenced production in October 2004.
(c) Moranbah Coal Bed Methane commenced production in September 2004 and was first reported in December 2004.
(d) Illawarra Coal Bed Methane production was first reported in December 2004.
(e) Total barrels of oil equivalent (boe) conversions are based on the following:
6000 scf of natural gas equals 1 boe
1 tonne of LPG equals 11.6 boe
1 tonne of ethane equals 4.4667 boe

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2003	2004	2004	2004	2004	2004	2003
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	700	704	696	663	686	1,349	1,399
Paranam, Suriname	230	228	233	223	222	445	457
Alumar, Brazil	120	130	130	114	128	242	247
Total	1,050	1,062	1,059	1,000	1,036	2,036	2,103

Sales
Worsley, Australia	740	652	732	667	681	1,348	1,437
Paranam, Suriname	250	233	214	239	221	460	471
Alumar, Brazil	128	144	111	129	131	260	248
Total	1,118	1,029	1,057	1,035	1,033	2,068	2,156

ALUMINIUM
Production
Hillside, South Africa	151	169	167	173	171	344	286
Bayside, South Africa	46	45	46	46	46	92	93
Alumar, Brazil	36	44	45	44	45	89	67
Valesul, Brazil	11	11	11	11	11	22	22
Mozal, Mozambique	64	64	64	65	65	130	122
Total	308	333	333	339	338	677	590

Sales
Hillside, South Africa	145	176	171	155	189	344	279
Bayside, South Africa	35	49	45	45	41	86	89
Alumar, Brazil	25	39	55	43	44	87	63
Valesul, Brazil	12	11	12	12	11	23	23
Mozal, Mozambique	40	78	56	59	69	128	101
Total	257	353	339	314	354	668	555

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2003	2004	2004	2004	2004	2004	2003
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	82,909	83,640	95,757	100,466	97,512	197,978	152,251
Sulphide ore milled (100%)	('000 tonnes)	18,299	19,620	21,197	20,637	20,926	41,563	37,187
Average copper grade	(%)	1.31%	1.48%	1.61%	1.47%	1.47%	1.47%	1.32%
Production ex Mill (100%)	('000 tonnes)	197.1	239.6	284.2	256.8	265.1	521.9	405.3

Production
Payable copper	('000 tonnes)	109.1	130.8	159.1	142.5	146.3	288.8	225.0
Payable gold concentrate	(fine ounces)	24,833	27,492	26,044	25,370	24,475	49,845	49,849
Copper cathode (SXEW)	('000 tonnes)	21.8	21.7	21.8	21.9	22.2	44.1	43.2
Payable silver concentrate	('000 ounces)	550	614	720	604	639	1,243	1,111

Sales
Payable copper	('000 tonnes)	114.8	127.3	150.4	140.0	148.3	288.3	231.0
Payable gold concentrate	(fine ounces)	26,984	28,545	24,874	24,732	25,462	50,194	52,319
Copper cathode (SXEW)	('000 tonnes)	23.8	26.2	21.3	22.7	22.7	45.4	41.9
Payable silver concentrate	('000 ounces)	634	612	683	582	690	1,272	1,208

Tintaya, Peru (a)
Material mined	('000 tonnes)	17,450	17,206	17,944	18,676	17,486	36,162	21,601
Ore milled	('000 tonnes)	1,408	1,609	1,616	1,621	1,564	3,185	1,408
Average copper grade	(%)	1.38%	1.61%	1.45%	1.14%	1.64%	1.39%	1.38%

Production
Payable copper	('000 tonnes)	15.0	22.9	19.6	14.6	22.1	36.7	15.0
Payable gold concentrate	(fine ounces)	2,658	4,009	5,101	4,762	6,772	11,534	2,658
Copper cathode (SXEW)	('000 tonnes)	9.0	9.3	8.7	9.3	9.1	18.4	18.0
Payable silver concentrate	('000 ounces)	170	239	200	134	186	319	170

Sales
Payable copper	('000 tonnes)	10.6	23.1	20.6	5.7	25.9	31.6	10.6
Payable gold concentrate	(fine ounces)	3,086	4,372	4,100	1,219	8,491	9,710	3,086
Copper cathode (SXEW)	('000 tonnes)	8.7	8.2	8.4	10.4	8.1	18.5	17.6
Payable silver concentrate	('000 ounces)	100	240	226	64	234	298	100

(a) Sulphide production at Tintaya was suspended in January 2002 due to weak market conditions.
Sulphide mining operations recommenced during August 2003.

Cerro Colorado, Chile
Material mined	('000 tonnes)	19,855	16,199	16,697	17,554	16,378	33,932	40,187
Ore milled	('000 tonnes)	4,405	3,700	4,330	4,232	4,362	8,594	8,751
Average copper grade	(%)	1.00%	0.92%	0.90%	0.87%	0.91%	0.89%	1.00%

Production
Copper cathode	('000 tonnes)	33.0	28.1	31.3	28.3	30.4	58.7	66.1

Sales
Copper cathode	('000 tonnes)	35.2	27.8	35.5	28.9	28.2	57.1	64.1

Antamina, Peru
Material mined (100%)	('000 tonnes)	28,474	28,588	36,035	33,177	33,201	66,378	58,648
Ore milled (100%)	('000 tonnes)	7,273	6,954	8,205	8,069	8,027	16,096	13,291
Average head grades
- Copper	(%)	1.17%	1.26%	1.37%	1.26%	1.45%	1.35%	1.17%
- Zinc	(%)	1.77%	1.48%	0.97%	1.02%	0.47%	0.75%	1.95%

Production
Payable copper	('000 tonnes)	20.5	24.6	29.9	29.9	33.4	63.3	37.4
Payable zinc	(tonnes)	27,026	19,099	15,545	12,883	6,962	19,845	54,959
Payable silver	('000 ounces)	494	588	662	692	503	1,195	929
Payable molybdenum	('000 tonnes)	20	81	240	323	560	883	45

Sales
Payable copper	('000 tonnes)	22.6	20.2	26.4	32.1	32.2	64.3	41.2
Payable zinc	(tonnes)	26,928	14,219	19,931	13,617	4,185	17,802	53,709
Payable silver	('000 ounces)	491	423	655	624	632	1,256	911
Payable molybdenum	('000 tonnes)	30	43	110	160	300	460	44

Cannington, Australia
Material mined	('000 tonnes)	699	729	681	828	844	1,672	1,336
Ore milled	('000 tonnes)	598	698	724	730	825	1,555	1,187
Average head grades
- Silver	(g/t)	497	539	486	504	500	502	530
- Lead	(%)	10.5%	11.4%	10.8%	10.3%	10.0%	10.1%	11.0%
- Zinc	(%)	3.4%	3.5%	3.4%	3.1%	3.0%	3.0%	3.7%

Production
Payable silver	('000 ounces)	8,287	10,485	9,471	10,339	11,025	21,364	17,464
Payable lead	(tonnes)	55,211	70,838	64,472	64,910	71,509	136,419	114,575
Payable zinc	(tonnes)	11,692	13,589	13,493	10,968	13,956	24,924	26,542

Sales
Payable silver	('000 ounces)	10,716	8,569	12,583	9,266	9,006	18,272	17,481
Payable lead	(tonnes)	69,447	56,259	84,315	62,774	57,286	120,060	113,400
Payable zinc	(tonnes)	15,443	12,790	13,410	12,170	9,146	21,316	31,666

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	2.4	2.4	2.2	2.3	2.3	4.6	4.9

Sales
Copper cathode (SXEW)	('000 tonnes)	2.4	2.3	2.3	1.5	1.8	3.3	4.9

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2003	2004	2004	2004	2004	2004	2003
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,707	6,031	5,084	6,157	6,611	12,768	13,346
Goldsworthy Joint Venture	1,477	1,348	1,386	1,038	1,037	2,075	3,110
Area C Joint Venture	1,048	1,768	2,519	2,990	4,358	7,348	1,389
Yandi Joint Venture	9,005	8,429	8,046	8,767	9,238	18,005	17,684
Jimblebar	1,520	1,647	1,566	1,675	1,622	3,297	3,142
Total (BHP Billiton share)	19,757	19,223	18,601	20,627	22,866	43,493	38,671
Total production (100%)	22,975	22,326	21,608	23,971	26,615	50,586	44,940

Shipments
Lump	5,169	5,402	5,064	5,530	6,084	11,614	10,067
Fines	13,968	13,181	14,067	14,544	16,052	30,596	27,302
Total (BHP Billiton share)	19,137	18,583	19,131	20,074	22,136	42,210	37,369
Total shipments (100%)	22,515	21,862	22,507	23,617	26,042	49,659	43,965

(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,971	1,862	1,936	1,918	2,050	3,968	3,927

Shipments	1,886	1,918	1,994	1,976	2,142	4,118	3,899

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,581	1,508	1,864	1,638	1,709	3,347	3,159
Goonyella	829	1,019	935	1,112	1,254	2,366	1,823
Peak Downs	1,004	881	1,223	1,198	1,164	2,362	2,008
Saraji	655	703	806	809	812	1,621	1,402
Norwich Park	582	556	682	700	680	1,380	1,106
Gregory Joint Venture	744	596	775	774	565	1,339	1,488
BMA total	5,395	5,263	6,285	6,231	6,184	12,415	10,986

BHP Mitsui Coal (b)
Riverside	812	967	575	910	951	1,861	1,781
South Walker Creek	779	844	1,078	838	871	1,709	1,736
BHP Mitsui Coal total	1,591	1,811	1,653	1,748	1,822	3,570	3,517
Queensland total	6,986	7,074	7,938	7,979	8,006	15,985	14,503

Shipments
Coking coal	5,258	5,116	4,777	5,188	5,801	10,989	10,096
Weak coking coal	1,649	1,585	1,569	1,665	1,722	3,387	3,266
Thermal coal	987	803	756	743	527	1,270	1,788
Total	7,894	7,504	7,102	7,596	8,050	15,646	15,150

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,459	1,458	1,346	1,298	1,623	2,921	3,041

Shipments
Coking coal	1,293	1,359	1,215	1,097	1,610	2,707	2,806
Thermal coal	47	134	114	82	144	226	138
Total	1,340	1,493	1,329	1,179	1,754	2,933	2,944

MANGANESE ORES
South Africa
Saleable production (a)	651	604	647	632	639	1,271	1,251

Australia
Saleable production (a)	548	660	690	747	722	1,469	1,101

MANGANESE ALLOYS
South Africa
Saleable production (a)	122	116	131	121	136	257	215

Australia
Saleable production (a)	61	63	72	74	71	145	115

HOT BRIQUETTED IRON
Boodarie(TM) Iron, Australia
Production (b)	527	399	294	-	-	-	1,023

Shipments	570	436	318	-	-	-	1,005

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b) Production was suspended at Boodarie Iron following an incident in May 2004 and the plant was placed on care and maintenance in November 2004.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2003	2004	2004	2004	2004	2004	2003
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati(TM), Canada
Ore Processed (100%)	('000 tonnes)	1,123	1,052	1,207	1,184	1,094	2,278	2,187

Production	('000 carats)	1,704	1,015	1,211	986	872	1,858	3,256

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2003	2004	2004	2004	2004	2004	2003
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,472	13,231	13,768	14,588	13,745	28,333	27,254

Sales
Export	5,500	5,354	4,830	5,551	4,750	10,301	10,774
Local utility	7,701	7,579	8,426	8,546	8,106	16,652	15,916
Inland	326	330	361	383	308	691	664
Total	13,527	13,263	13,617	14,480	13,164	27,644	27,354

New Mexico, USA
Production
Navajo Coal	1,553	1,709	1,714	2,083	1,765	3,848	3,793
San Juan Coal	1,276	1,978	1,440	1,816	1,966	3,782	2,596
Total	2,829	3,687	3,154	3,899	3,731	7,630	6,389

Sales - local utility	3,327	3,213	3,353	3,897	3,739	7,636	7,040

Hunter Valley, Australia
Production	2,054	2,318	2,590	2,595	2,189	4,784	3,810

Sales
Export	861	1,729	1,734	1,440	1,201	2,641	1,813
Inland	633	1,044	958	1,220	595	1,815	1,506
Total	1,494	2,773	2,692	2,660	1,796	4,456	3,319

Cerrejon Coal, Colombia
Production	1,623	2,043	1,982	2,163	1,724	3,887	3,659

Sales - export	1,999	1,828	2,283	2,166	1,954	4,120	3,965

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2003	2004	2004	2004	2004	2004	2003
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.2	12.5	12.0	11.9	12.4	24.3	24.6

Sales	13.1	11.2	12.8	10.6	13.3	23.9	24.2

Yabulu, Australia
Production
Nickel	7.8	8.7	7.9	7.7	7.3	15.0	16.0
Cobalt	0.5	0.5	0.5	0.5	0.4	0.9	0.9

Sales
Nickel	8.4	8.0	7.9	7.7	7.8	15.5	16.2
Cobalt	0.5	0.5	0.4	0.4	0.5	0.9	0.9

FERROCHROME
South Africa
Saleable production (a)	269	266	264	265	271	536	496

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 27 January 2005